Exhibit 99.1

Cazoo Announces Third Quarter 2021 Financial Results

Record performance with Revenue up 267% YoY  & significant increase in Retail GPU

London and New York, October 26, 2021 — Cazoo Group Limited (NYSE: CZOO) (“Cazoo” or “the Company”), Europe’s leading online car retailer, which makes buying and selling a car as simple as ordering any other product online, has announced its financial results for the three months ended September 30, 2021.

Q3 2021 Summary Results

	Q3 2021 (unaudited)	Q3 2020 (unaudited)	Change
Vehicles Sold	13,074	4,232	+209%
Retail	9,460	3,455	+174%
Wholesale	3,614	777	+365%
Revenue (£m)[1]	174.4	47.5	+267%
Retail (£m)	136.1	44.4	+207%
Wholesale (£m)	21.8	2.3	+848%
Other (£m)	16.4	0.8	+1,950%
Retail GPU (£)[2]	801	(202)	+1,003
Gross Profit (£m)	11.8	(0.7)	12.5
Gross Margin (%)	6.8%	(1.5%)	+8.3%pts

1 Q3 ’Retail revenue’ excludes £8.3m of sales where Cazoo sold vehicles as an agent for third parties and only the net commission received from those sales is recorded within revenue. ‘Other revenue’ includes ancillary products, subscription, remarketing and servicing income.

2 Retail GPU (Gross Profit per Unit) is derived from retail and ancillary product revenues, divided by retail units sold (net of returns).

Q3 2021 Financial highlights

•	Strong growth in Revenue up 267% YoY, to £174.4m in Q3
o	Retail revenues up 207% YoY as proposition resonates strongly with consumers
o	Wholesale revenues increased 848% YoY following launch of direct buying channel

•	Significant improvement in Retail GPU to £801, up £1,003 YoY
o	Continued to drive further operational efficiencies and increase ancillary revenues
o	Reduced inventory costs with shift in buying mix as we source more from consumers

•	Vehicles sold up 209% YoY, to 13,074 during Q3
o	Demand for proposition continues to grow strongly despite a recent dip in inventory
o	Materially increased wholesale volumes as more cars sourced directly from consumers

•	Gross profit of £11.8m, up by £12.5m compared to Q3 2020
o	Gross margin in Q3 at 6.8%, up 8.3%pts YoY resulting from increased scale efficiencies

Q3 2021 Strategic highlights

•	Completed business combination with AJAX and listed on NYSE
o	Raised proceeds of approximately $836 million net of fees to further accelerate growth
o	Significant funds for further building out of our operations, brand and infrastructure

•	Launched buying channel with high volume of cars sourced directly from consumers
o	10% of Q3 retail units sold sourced directly from consumers (Q3 20: 2%, Q2 21: 6%)
o	Combined Q3 retail sales and purchases of 16,221, up 261% from 4,492 in Q3 2020

•	Acquired SMH, one of the UK’s leading vehicle preparation, logistics & storage businesses
o	Deal provides significant additional in-house reconditioning and logistics capacity
o	Alleviates future reconditioning constraints and supports UK growth ambitions

•	Acquired Cazana, one of the leading automotive data insights platforms in Europe
o	Enhances our data team capabilities with strong team of data scientists & engineers

o	Enables further optimisation of buying and pricing of vehicles across UK and Europe

Alex Chesterman OBE, Founder & CEO of Cazoo, commented, “We are very encouraged by our record Q3 results, with revenues up 267% YoY to £174.4m during the quarter and retail gross profit per unit up again significantly to £801 as we further leverage operational efficiencies across the business. We achieved a gross profit of £11.8m over the period with a gross margin of 6.8%, resulting from our increased scale.

“It is very clear that our proposition is resonating strongly with consumers and that the shift to online car buying is accelerating. The biggest constraint to growth remains our ability to recondition cars fast enough to meet demand. Bringing that process in-house has led to a recent dip in vehicles available for sale during the transition and we firmly believe that greater stock levels would have resulted in even higher retail sales over Q3. Continuing to scale our reconditioning output remains a key priority and we expect to make further progress in growing our inventory levels through the remainder of the year. The acquisition of SMH this quarter has provided us with significant additional refurbishment capability to support our future growth.

“In July we launched our car buying channel, sourcing inventory directly from consumers, with uptake to date well ahead of expectations. In Q3, we purchased 6,761 vehicles directly from consumers, up 552% YoY, diversifying our selection and improving our inventory acquisition costs. We expect this to significantly change our buying mix over time, helping to improve future retail margins and grow our wholesale business.

“In Q3, 10% of retail units sold were sourced directly from consumers, up from 2% in Q3 2020 and 6% in Q2. Combining retail sales and direct consumer purchases, we did 16,221 total transactions in Q3, up 261% from 4,492 in Q3 2020. Whilst the wider industry is experiencing supply constraints, we have seen limited issues in this area to date and have become less reliant on external sources of supply following the launch of our direct car buying channel, which we expect to provide a significant volume of vehicles.

“During the period we also acquired Cazana, enhancing our data team and capabilities and enabling us to further optimise our vehicle purchasing and pricing across the UK and Europe. We are very excited about our upcoming launch into mainland Europe as we continue to develop our team and infrastructure in both France and Germany and we remain on track to launch in both markets later this quarter. We will continue to accelerate our investment and rollout plans where we believe it is right to do so.

“Looking forward to the remainder of the year, we continue to see very strong consumer demand in both our car buying and selling channels. We currently have lower levels of vehicles available for sale than we consider optimal and we continue to make solid progress on ramping up our reconditioning output following our acquisition of SMH. We forecast 2021 revenues of over £650 million (which excludes £15-20 million of sales where Cazoo sold vehicles as an agent for third parties), implying Q4 growth of over 25% quarter on quarter and over 200% year on year.”

Cazoo will host a conference call and live webcast today, October 26, 2021, at 8 a.m. ET to discuss the financial results. To participate in the live call, analysts and investors should dial 1-877-704-6255 or international callers, 1-215-268-9947. The live webcast of the conference call along with supplemental financial information will also be accessible on Cazoo’s website at https://investors.cazoo.co.uk. A webcast of the call will also be available on the investor relations page of the Company's website for 90 days at https://www.cazoo.co.uk/investors/.

About Cazoo - www.cazoo.co.uk

Our mission is to transform the car buying and selling experience across the UK & Europe by providing better selection, value, transparency, convenience and peace of mind. Our aim is to make buying or selling a car no different to ordering any other product online, where consumers can simply and seamlessly buy, sell, finance or subscribe to a car entirely online for delivery or collection in as little as 72 hours. Cazoo was founded in 2018 by serial entrepreneur Alex Chesterman OBE, is backed some of the leading technology investors globally and is publicly traded (NYSE: CZOO).

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995. The expectations, estimates, and projections of the business of Cazoo may differ from its actual results and, consequently, you should not rely on forward-looking statements as predictions of future events. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (1) realizing the benefits expected from the business combination with Ajax I (the “Business Combination”); (2) achieving the expected revenue growth and effectively managing growth; (3) executing Cazoo’s expansion strategy in Europe; (4) acquiring and integrating other companies; (5) achieving and maintaining profitability in the future; (6) having access to suitable and sufficient vehicle inventory for resale to customers and for Cazoo’s subscription offering and refurbishing and selling inventory expeditiously and efficiently; (7) expanding Cazoo’s subscription offering; (8) increasing Cazoo’s service offerings and price optimization; (9) effectively promoting Cazoo’s brand and increasing brand awareness; (10) expanding Cazoo’s product offerings and introducing additional products and services; (11) enhancing future operating and financial results; (12) acquiring and protecting intellectual property; (13) attracting, training and retaining key personnel; (14) complying with laws and regulations applicable to Cazoo’s business; (15) successfully deploying the proceeds from the Business Combination; and (16) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the registration statement on Form F-1 and the prospectus included therein filed by Cazoo Group Ltd. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the disclosure included in other documents filed by Cazoo from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Cazoo assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Cazoo gives no assurance that it will achieve its expectations.

Contacts

Investor Relations:

Cazoo: Robert Berg, Director of Investor Relations and Corporate Finance, investors@cazoo.co.uk

ICR: cazoo@icrinc.com

Media:

Cazoo: Lawrence Hall, Group Communications Director, lawrence.hall@cazoo.co.uk

Brunswick: Chris Blundell/Simone Selzer +44 20 7404 5959 / cazoo@brunswickgroup.com